UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

Merger of Subsidiaries

We hereby inform you that the board of directors of KT Freetel Corporation (“KT Freetel”), a 40.26%-owned subsidiary of KT Corporation (NYSE symbol: KTC), resolved to acquire KT ICOM. Details are as follows:

1.	Method of merger: Shareholders of KT ICOM will receive 0.55636 common shares of KT Freetel for each common share of KT ICOM.

2.	Date of KT Freetel’s board resolution: December 14, 2002.

3.	This merger is a “small-scaled merger” pursuant to Item 3 of Article 527 of the Korean Commercial Code. As a result, the board of directors may approve the merger instead of the shareholders.

4.	The merger plan is subject to approval from the Ministry of Information and Communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 16, 2002

KT Corporation

By:	/s/ Dongil Shin

Name:	Dongil Shin
Title:	Managing Director